                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June,2003
                         Commission File Number: 1-13368

                                      POSCO

                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F [ _x_ ]                       Form 40-F  [ ____ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ____ ]                     No [ _x_  ]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- _____________.]

POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1 : POSCO announced the updated its Code of Ethics as released today. An English-language translation of documents with respect to the its Code of Ethics.

o EXHIBIT 99.1

                              POSCO CODE OF ETHICS

     POSCO established and declared the its Code of Ethics in 1993, but rapidly changing business environments at home and abroad demand that it practices a further enhanced its Code of Ethics.

     POSCO announced that the updated its Code of Ethics, as released today, deals with the values and behavioral standards that all its employees must comply with, in both their professional and daily life.


1. Fundamental Obligations

o By committing ourselves to the "Right Path", by our uncompromising adherence to the basic principles and the observance of our values, POSCO will become one of the world's most admired and trusted companies.
o To this end, with continuous innovation, enhancing growth potential, establishing unwavering values and setting higher standards in ethics, POSCO will develop along with all interested parties and become a company that is -
-    a company people are eager place to do business with.
-    a company people are eager to invest in.
-    a company employees aspire to work for.
o With this as vantage point, we established a Code of Ethics, dealing with values and behavioral standards with which every person at POSCO has to comply with faithfully.

2. Customers and Business Partners

o Value the customer as priority number one when conducting POSCO's business and provide the best products and services.
o Develop amicable relationships with suppliers by ensuring equal opportunities and guaranteeing reasonable terms and conditions.
o Promote competition with competitors in a manner of goodwill and comply with the trading order.

3. Stockholders and Investors

o Realize reasonable profits through transparent decision-making processes and efficient management activities.
o Increase corporate value through continuous management innovation and growth strategies.
o Respect the rights and investment returns of stockholders and investors and provide necessary information in a timely manner.

4. Employees

o Respect the creativity of individuals and provide fair opportunities for competition amongst employees in order to ensure that they are able to achieve their full potential.
o Don't discriminate on the basis of academic clique, regionalism, gender, age, religion, etc.
o Establish and expand a corporate culture of confidence, trust and understanding among all employees.

5. Communities - National, Local and International

o As a corporate citizen, accept social responsibility and abide by all national regulations and laws.
o Respect the traditions and culture of local communities and strive to prosper and develop alongside these communities.
o Comply with international conventions on human rights, the environment, culture and the economy, as well as with the laws and accounting regulations of local countries.

RULES OF CONDUCT

(1) Fair trading

Comply with a sound and fair trading order.
o Treat all business dealings with mutual respect and make sure that all dealings are performed fairly and equitably.
o Don't make any unreasonable demands from a position of advantage over others.
o Don't conduct business with companies that have been convicted of tax evasion, accounting injustice or environmental contamination.

(2) Conflicts of interest

With regard to company business, don't perform inappropriate behaviors that may affect interested parties.
o Don't behave inappropriately, such as soliciting or borrowing or lending money, which may affect company business, with interested parties.
o Don't give or accept money or any other offerings, unless they are within the acceptable limits of souvenirs and gifts.
o Don't give or accept, other than at reasonable level, customary business amenities such as meals and entertainment. On the occasion when it is unavoidable, don't perform any act that is prohibited by the rules of the recipients.
o Congratulation and condolence expenses are recommended to be within the reasonable level of KRW 50,000, not exceeding KRW 100,000 in any special case, and interested parties should not be informed of congratulation and condolences as it may affect company business.

(3) Protection and proper use of company assets

Don't make private profits using company assets or inside information.
o    Insider trading is strictly prohibited.
o    Administer company assets and funds responsibly and in good faith.
o Don't use company supplies and facilities for purposes unrelated to company business.


(4) Confidentiality

Protect the company's critical information and share useful information.
o    Thoroughly protect confidential and critical information.
o Upon acquiring critical information, convey it only to those who need it for conducting business.
o    Don't distort information or disseminate false information.

(5) Respect the dignity of all POSCO employees

Create a corporate culture of mutual trust and respect.
o Don't perform any verbal, physical or visual act that may offend other people.
o    Respect each individual's privacy and don't vilify or harm others.
o Break down barriers between organizations and create an organizational atmosphere of mutual cooperation.

(6) Social responsibility

Respect social norms and protect POSCO's reputation.
o Take the lead in serving the community as an exemplary member of the community.
o Don't perform any act that damages the dignity of POSCO or POSCO's employees.
o Don't abuse your position in the company and engage in any activities that may benefit any political party or social group.

(7) Encouraging the reporting of illegal or unethical behavior

Establish a corporate culture of practicing this Code of Ethics.
o    Comply with this Code of Ethics as a behavioral value.
o If you violate this Code of Ethics, or become aware of its violation, you should immediately inform your supervisor or the manager of the Corporate Ethics Team on whatever you know or have heard.
o Those who report unlawful or unethical conduct will be protected by the company and shall not be disadvantaged.
o If necessary, detailed guidelines can be provided to aid efficient compliance with this Code of Ethics.

Integrity self-test
o    Does seeing your work made public induce a sense of shame?
o    Is your time and authority being put to company use?
o    Do you make unreasonable demands of others?
o    Are you active in pursing company business?
o    Are you working in the best possible way?

Commitment

I, the undersigned, hereby pledge to honor and practice the content and principles of this code, faithfully and sincerely.




------------------------

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                POSCO
                                                -----
                                               (Registrant)

Date    June 2, 2003                           By   /s/ Sohn, Yong-Ho
-----------------------------------            ---------------------------------

                                               (Signature)*
*Print the name and title under the            Name: Sohn Yong-Ho
 signature of the signing officer.             Title: General Manager of Finance
                                                      Management Department